October 16, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4238

Attention: Mr. Craig Arakawa, Accounting Branch Chief Office of Beverages, Apparel and Mining.

Re:	Mail Stop 3561,
Caledonia Mining Corporation Plc
Form 20-F for the Year Ended December 31, 2016
Filed March 30, 2017
File No. 000-13345

Dear Mr. Arakawa:

We acknowledge receipt of your letter dated October 11, 2017 regarding the Form 20-F for the Year Ended December 31, 2016. To be able to obtain the necessary information to form a response to your letter and have our proposed letter reviewed by various levels of quality assurance, we request to submit our response by latest November 3, 2017.

We are available to discuss any of the foregoing at your convenience. Please contact either the undersigned by telephone at +44 1534 679 800 or by email at marklearmonth@caledoniamining.com should you wish to so discuss.

Sincerely,

Caledonia Mining Corporation Plc

/s/Mark Learmonth

Mark Learmonth

(Chief Financial Officer)